EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES

OLD KENT FINANCIAL CORPORATION
Ratio of Earnings to Fixed Charges

	Three Months Ended March 31		Years Ended December 31

	(dollar amounts in thousands)

	2000	1999	1999	1998	1997	1996	1995

Earnings:

Income before
income taxes	$82,855	$100,311	$398,017	$355,325	$350,073	$296,073	$275,478
Fixed charges	43,563	30,677	136,665	144,035	121,058	86,406	84,464

	$126,418	$130,988	$534,682	$499,360	$471,131	$382,479	$359,942

Fixed charges:

Interest expense (other than interest on
deposits)	$43,563	$30,677	$136,665	$144,035	$121,058	$86,406	$84,464
Interest factor in
rent expense	--	--	--	--	--	--	--

	$43,563	$30,677	$136,665	$144,035	$121,058	$86,406	$84,464

Ratio of earnings to fixed charges, excluding interest
on deposits	2.90	4.27	3.91	3.47	3.89	4.43	4.26

Including Interest On Deposits

Earnings:
Income before
income taxes	$82,855	$100,311	$398,017	$355,325	$350,073	$296,073	$275,478
Fixed charges	175,389	159,196	637,943	672,221	664,889	606,315	574,220

	$258,244	$259,507	$1,035,960	$1,027,546	$1,014,962	$902,388	$849,698

Fixed charges:

Interest expense	$175,389	$159,196	$637,943	$672,221	$664,889	$606,315	$574,220
Interest factor in
rent expense	--	--	--	--	--	--	--

	$175,389	$159,196	$637,943	$672,221	$664,889	$606,315	$574,220

Ratio of earnings to fixed charges, including interest
on deposits	1.47	1.63	1.62	1.53	1.53	1.49	1.48

The Corporation had no preferred stock outstanding during any period presented. Accordingly, its ratio of earnings to combined fixed charges and preferred stock dividends is the same as its ratio of earnings to fixed charges.